WPS, Inc.

525 W. Allen Ave.
Unit 9
San Dimas, CA 91773
(909) 599-9415

December 20, 2010

Dieter King, Esq.
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549-

Re:           WPS, Inc.
Amended Registration Statement on Form S-1
Filed October 1, 2009
File No. 333-161454

Dear Mr. King:

Following hereto are our responses to your comment letter dated October 23, 2009.  The questions raised by your comment letter are numbered in the sequence of your comment letter and WPS, Inc. responses follow immediately thereto.  The Registration Statement has been amended and filed accordingly.

*******************************************

General

1.	Please number the pages in your prospectus.

Response:    Your comment is duly noted and gratefully appreciated.  Registrant was under the misinformation that the program used would automatically insert the page numbers when converted to EDGAR format.  Each page has now been consecutively numbered.

2.	Please clearly state, if true, that you are not a blank check company as defined by Rule 419 and that you have no intention to merge with or acquire another company within the foreseeable future.

SEC/King
12/20/10
Page Two

Response:  Your comment is noted and a paragraph has been inserted to reflect that the company is not a blank check company.  The Registrant represents that it is not, and has never been, a blank check company, as defined by Rule 419 of the Act.  The Registrant assets that it has an expressed business purpose to distribute fasteners and related products and has, to date, pursued such purpose by implementing its business plan, obtaining customers and selling to customers.  The Registrant affirms that it has no intention to merge with or acquire another company.

3.
You state in your business section that your fiscal year end is June 30.  In view of this disclosure, please clarify why you have interim financial for the six months ending June 30, 2009 and audited financials for the year ended December 31, 2008.

Response:  Your comment is duly noted and appreciated.  The entry of June 30 was erroneous and has been corrected.  The fiscal year end of WPS, Inc. is December 31.

Registration Statement Facing Page

4.
The disclosure on the facing page regarding prospectus delivery and Rule 434 does not conform to current form requirements.  Securities Act Rule 434 was eliminated on June 29, 2005.  See Release No. 33-8591.  Please revise.

Response:  Your comment has been duly noted and your guidance gratefully appreciated.  The appropriate revision has been made to the face page.

Prospectus Cover Page

5.	Please revise your cross-reference to the risk factors section to include the page number on which the risk factors section begins. Please refer to Item 501(b)(5) of Regulation S-K.

Response:  Your comment has been duly noted.  The appropriate revisions have been made.

6.	Please clarify how you will notify investors if you decide to extend the offering period. Please make conforming clarifications throughout the relevant sections of the prospectus.

Response:  Each investor will be notified via U. S. Mail at the address listed on that investor’s Subscription Agreement.  Corresponding sections have been modified to reflect the timing and means of notification in the amended S-1.

SEC/King
12/20/10
Page Three

7.
Please clarify what would happen to any interest earned on investor funds held in a “minimum interest bearing” escrow account.  In this regard, we note your statement that neither the company nor investors are entitled to any interest on escrowed funds.  Please make conforming clarifications through the relevant sections of the prospectus.

Response:  Your comment is noted and all such sections have been changed to reflect that all said funds shall be held in a non-interest bearing account.

8.
We note your characterization of this offering as being undertaken on a “best efforts” basis.  As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering.  “Best efforts” is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf.  Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.

Response:  Your comment has been duly noted and your guidance gratefully appreciated.  The appropriate revisions have been made.

9.
Please advise us of the ability of management to purchase shares in the offering to reach the minimum.  If management intends to participate in the offering to reach the minimum, disclose this on the cover and the amount the affiliates intend to purchase.

Response:  The Prospectus has been modified to properly reflect that the management shall not be able to purchase shares in the offering.

Table of Contents

10.
Please limit the table of contents to the material that is included in the prospectus.  You should not include the “Part II” information in the table of contents.  Please refer to Item 502(a) of Regulation S-K.

Response:  Section 502(a) of Regulation S-K states that the table of contents shall “provide a reasonably detailed table of contents.”  As such, “Part II” was originally included to provide clarity to the table of contents.  Per your request, “Part II” has been deleted from the table of contents.

Summary Information, page 4

11.
We note that you believe you can continue your business for the next 12 months if you sell the maximum number of securities you are offering.  Please disclose your plans if you sell only the minimum number of securities.

SEC/King
12/20/10
Page Four

Response:  A typographical error resulted in the word “maximum” being placed in the S-1, vice the word “minimum.”  Consequently the paragraph you noted has been modified per your comment.

The Offering, page 4

12.
We note your statement that “all subscription agreements and checks are irrevocable.” Please clarify what you mean by this statement.  In this regard we note that investors can demand the return of their subscription proceeds in connection with the termination of your offering.  Please also address whether you believe investors might be able to demand the return of their subscription proceeds pursuant to rights under state law.

Response:  Your comment is noted and upon review, the management has determined that the referenced section shall be deleted and the following inserted therein:

“We intend to open a standard, non-interest bearing, bank checking account to be used only for the deposit of funds received from the sale of the shares in this offering.  If the minimum number of shares in this offering are not sold by the expiration date of this offering, the funds will be promptly returned to the investors, without interest or deduction. At any time prior to the close of the offering or pursuant to any applicable state law, investors may request the return of their investment.”

Risk Factors, page 7

General

13.
Please delete “other reasons not set forth herein” in the first sentence of the bolded final paragraph of the risk factor section.  Please refrain from using qualifying or limiting statements in your risk factor disclosure, such as reference to other risks or factors that you do not currently deem material or of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you fact.  If you do not deem risks material, you should not make reference to them.

Response:  Your referenced phrase “other reasons not set forth herein” has been deleted.  Furthermore, management has embraced your comments and reviewed the risk factor section.  Several sections have been modified to eliminate qualifying or limiting statements such as references to other risks or factors that are not presently deemed material or of which management is unaware.

SEC/King
12/20/10
Page Five

Additionally, several provisions not deemed currently material have been deleted in their entirety.  All sections have been marked accordingly.

Because we have only recently commenced business operations, page 8

14.	Please disclose when you commenced business and the dollar amount of your revenues as of the end of both your most recently completed fiscal quarter and year.

Response:  Your comment is noted and the changes have been made.

If we are unable to continue as a going concern . . . ., page 11

15.	Please move the going concern risk factor to the beginning of the risk factor section of the prospectus. In addition, please quantify your revenues in the risk factor.

Response:  This risk factor paragraph has been moved to the commencement of the risk factor section and modified accordingly.

Use of Proceeds, page 13

16.
We note that in each of the scenarios presented $2,500 has been allocated to offering expenses consisting of legal and accounting fees and $2,500 of the “Net Proceeds” has been allocated to legal and accounting fees.  Please clarify for what professional services the second $2,500 would be paid.

Response:  Your comment is duly noted and upon review, it was determined that the legal and accounting fees you noted were a duplicate of those in the offering expenses and thus have been deleted.

17.	We note that you are reserving the right to change the use of the proceeds. Please provide the disclosures required by Instruction 7 to Item 504 of Regulation S-K.

Response:  The S-1 presently on file, under the “Use of Proceeds” section states the following:

“Without realizing the maximum offering proceeds, we may not be able to fully implement our business plan.  Please refer to the section, herein, titled “Management’s Discussion and Plan of Operation” for further information.  In the event that the
Offering does not reach the maximum and the total proceeds
are less than those indicated in the “Maximum” column in the table, the Company will have the discretion to apply the available net proceeds to various indicated uses, substantially within the dollar amounts established in the table below.”

SEC/King
12/20/10
Page Six

Additionally, the last paragraph of this section presently reads as follows:

“The allocation of the net proceeds of the offering set forth above represents the Company’s best estimates based upon
its current plans and certain assumptions regarding the
industry and general economic conditions.  The Company
reserves the right to change the use of the proceeds based
on industry conditions, the Company’s needs and the
general economic conditions.”

In reading these sections, the provision of Instruction 7 to Item 504 of Regulation S-K seems to have been addressed.  Nonetheless, the following amended section has been added in place of the above:

“Reservation of Right to Change the Use of Proceeds
In the event that the offering does not reach the maximum amount indicated, the capital requirements exceed expectations due to industry conditions, the Company’s needs and/or the general economic conditions (such as, by way of example and not by limitation, enhanced costs for products, increased professional fees and costs for outside consultants, or higher fuel and shipping expenses) do not meet our expectations, our management has the discretion and flexibility to allocate the net proceeds to meet those capital requirements.”

Dilution, page 15

18.
Please balance your narrative disclosure by discussing dilution in the event you sell only the minimum offering amount.  In addition, please ensure that your narrative disclosure is consistent with your tabular disclosure.  For example, your narrative disclosure currently states that new investors will experience dilution of 72% while your tabular disclosure states that the dilution will be 69.78%.

Response:  Your comment has been duly noted and your guidance gratefully appreciated.  The appropriate revisions have been made in that the narrative paragraphs of the dilution section have been modified to include a discussion in the event the minimum offering is achieved.  Additionally, we have verified that the narrative section is consistent with the dilution table.

SEC/King
12/20/10
Page Seven

Description of Securities to be Registered, page 17

Common Stock, page 17

19.
We note your statements that “WPS, Inc. is authorized to issue 75,000,000 shares of common stock.” Your articles of incorporation filed as Exhibit 3.1 provide that you are authorized to issue 70,000,000 shares of common stock and 5,000,000 shares of preferred stock.  Please revise your disclosure accordingly.

Response:  Your comment has been noted and the appropriate corrections made.

Reports, page 18

20.
We note your statements that “after this offering, WPS, Inc. will make available to its shareholders annual financial reports certified by independent accounts, and may, at its discretion, furnish unaudited quarterly financial reports.”  Please also disclose that if your registration statement becomes effective, pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, you will be subject to the reporting obligations of Section 13 of the Securities Exchange Act.

Response:  Your comment is duly noted and the aforementioned section has been amended as follows:

“Reports
After this offering, WPS, Inc. will make available to its shareholders annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports. Additionally, if our registration statement becomes effective pursuant to the Securities Exchange Act of 1934, as amended, we will be subject to periodic reporting obligations by operation of Section 15(d) and Section 13 of the Securities Exchange Act.

You may read any copies of any materials we file with the Securities and Exchange Commission at the SEC’s reference s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that will contain copies of the materials we file electronically.  The address for the internet site is www.sec.gov.”

SEC/King
12/20/10
Page Eight

Interests of Named Experts and Counsel, page 18

21.
Please tell us why you have not disclosed the equity received by Nevada Business Development Corporation.  We note that Mr. Brumbaugh appears to be the principal behind both Nevada Business Development Corporation and the Law Office of Randall V. Brumbaugh.

Response:  The equity previously directed to Nevada Business Development Corporation was disclosed in several locations.  Since that time and due to the delay in this process, Nevada Business Development Corporation has forfeited its shares.  Therefore, any mention of Nevada Business Development Corporation has been removed.

Information with Respect to the Registrant, page 19

Description of Business, page 19

22.	Please clarify whether your fiscal year end is June 30, as you note here, or December 31, as you note on page 4.

Response:  Your comment is noted and gratefully appreciated.  The fiscal year end is December 31 and the appropriate editing has been completed.

23.	Please disclose the market or markets that you intend to serve. Please refer to Item 101(h)(4)(i) of Regulation S-K.

Response:  Item 101(h)(4)(i) states that the business development description should, not must or shall, include a description of the “principal products or services and their markets.”  To specially address your comment and in order to deal with any ambiguity, the company has added the following paragraph:

“The Company intends its target market to be small to mid-level businesses that cannot economically purchase directly from manufacturers in order to receive massive bulk discounts or those same small to mid-level businesses that do not have, do not want to or who cannot economically justify maintaining the storage space, personnel or internal controls to manage large volumes of product.”

24.
Please disclose what distribution methods you will employ to distribute products.  In doing so, please address how you believe you will provide “exception personal customer service,” as you note in your competition discussion on page 20.  Please refer to Item 101(h)(4)(ii) of Regulation S-K.

SEC/King
12/20/10
Page Nine

Response:  The Company has modified the section titled “Description of Business” as follows:

“The Company will deploy several distribution methods for the products it will provide to its customers.  Primarily the Company will use internal drivers, on a full or part-time basis, to deliver its products.  As a secondary method of deliver, the Company will employ standard shipping companies like UPS, FedEx or other like commercial corporations.  As a tertiary method of distribution, depending on the timing needs of the customer, the Company will have the items drop shipped to the customer.

The management believes that it can provide exceptional personal customer service by being quickly responsive to a customer’s needs by not only finding the product that customer is seeking in a timely manner, but rapidly getting that product to the customer faster than other companies.

We are currently working to identify an experienced internet service provider to develop a basic internet presence as resource become available.”

25.	Please disclose whether you depend on one or a few major customers. If you currently do not have any customers, please disclose this. Please refer to Item 101(h)(4)(vi) of Regulation S-K.

Response:  The Company notes your comment and has added the following paragraph under the section titled “Description of Business”, which addresses your specific concerns about a customer base:

“WPS, Inc. has yet to commence planned significant operations. As of the date of this Prospectus, we have had only limited start-up operations and have not generated any significant revenues although the Company has small recurring sales with approximately five companies.  The Company believes that, if it obtains the minimum proceeds from this offering, it will be able to implement the business plan and conduct business pursuant to the business plan for the next 12 months.”

SEC/King
12/20/10
Page Ten

Product and Product Development, page 20

26.
We note that you characterize yourself as a distributor of products.  Please expand your disclosure to address your relationships with the suppliers of the products that you distribute.  In doing so, please name your principal suppliers and disclose whether you have supply agreements or other contractual arrangements with your suppliers.  Alternatively, if you lack any relationships with suppliers and are not yet distributing products, please disclose this.  Please refer to Item 101(h)(4)(v) of Regulation S-K.

Response:  Item 101(h)(4)(v) of Regulation S-K states that the business development description should, not must, include “(v) Sources and availability of raw materials and the names of principal suppliers.”  We believe we have adequately addressed this issue.  However, we note your comment and seek to clarify our filing.  The Company does not require any raw materials as it purchases products from larger distributors or manufacturers.  The Company does have three (3) principal suppliers of products that it addresses in the paragraph below.  To address your concerns, the following paragraph has been added to section titled “Present Products”:

“At the present time, WPS, Inc. relies upon three (3) principal suppliers.  Those suppliers are Star Stainless located in the City of Commerce, California, Brighton-Best located in the city of Long Beach, California and Vertex, located in the city of Chatsworth, California.
We do not have any written contracts with any supplier

WPS, Inc. does not require any raw materials and therefore does not have any sources or need for availability of any raw materials.”

Sales and Marketing Strategy, page 20

27.
The disclosure in your registration statement must be fair, balanced and supported.  In view of these requirements, please provide us with your basis for the following statement:  “This marketing undertaking will specifically identify WPS, Inc. to the marketplace end-user and will communicate a clear message of the incredible qualities and advantage that WPS, Inc. offers for the benefit of the consumer.”  In particular, please identify for us the “incredible qualities and advantage” that you offer.

Response:  The “incredible qualities and advantage” that the Company offers are immediate service, rapid response and speedy delivery of a customer’s products, to any point that the customer directs.  Nonetheless, the Company has deleted the

SEC/King
12/20/10
Page Eleven

language “incredible qualities and advantage.”  The new paragraph reads as follows:

“WPS, Inc.’s main focus of effort will be on a long-term approach of communicating an unambiguous, attractive, creative marketing campaign, designed to resonate with the strongest key prospects for sales and service.  This marketing undertaking will specifically identify WPS, Inc. to the marketplace end-user and will communicate a clear message of the products and services that WPS, Inc. can offer for the benefit of the consumer.  WPS, Inc. believes in the lifetime value of a customer rather than the instant gratification of a quick sale.”

28.	Please explain what you mean by the term “market multiplier.”

Response:  “Marketing multiplier” as used under the section titled Sales and Marketing Strategy, is a term coined from the military phrase “force multiplier.”  Force multiplier, as defined in military usage, refers to a combination of attributes or advantages which make a given force more effective than another force of comparable size.  A force multiplier refers to a factor that dramatically increases (hence "multiplies") the effectiveness of an item or group.  Some common force multipliers are technology, training, experience and morale.  Some force multiplier factors may influence one another, e.g. enhanced technology improving morale.  In this case, WPS, Inc. was using the term “marketing multiplier” to describe it efforts to market itself.  WPS will actively engage in building close ties with critical suppliers and membership and participation in business and professional associations in order to develop and exploit networking opportunities that will enhance our market exposure.  To put it simply, WPS will spend some time not just getting one customer but developing a professional or social relationship that can get it many customers, hence the term “marketing multiplier.”

However, based on your comment we realize that this term may be unfamiliar to the general population.  Therefore, we have deleted this term from our filing.

Description of Property, page 20

29.
Please disclose whether there is a written lease between you and Mr. Pina covering your use of the property.  If there is a lease, please tell us what consideration you have given to filing it as an exhibit to the registration statement.

SEC/King
12/20/10
Page Twelve

Response:  There is not written lease between WPS and its founder, Guillermo Pina.  In light of your question and in consideration of clarification, the original paragraph under the section titled “Facility” has been modified to state the following:

“The Company currently maintains its operations and corporate offices in an office/warehouse facility of approximately 1,000 square feet, located at 525 W. Allen Ave., Unit 9, San Dimas, California 91773, with a telephone number of (909) 599-9415 and a fax number of (909) 542-9416.

This facility is currently being provided rent free by Guillermo Pina, the sole officer and director of the Company.  There is no written lease between the Company and Mr. Pina.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

30.
We note that your use of proceeds disclosure on page 13 and 14 does not address the payment of suppliers.  Provide a liquidity discussion that addresses how you intend to pay suppliers and discusses your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern.  In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months.  Explain more specifically how you plan to address any material capital deficiency.  State the current rate at which you are using capital in operations.  Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months.  Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones.  See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 hereto; see also SEC Release Nos. 33-6835 and 33-8350.

Response:  We note your multiple comments and have reviewed the requirements of the cited resources.  Many of your comment issues were already addressed under the Plan of Operation.  However, we have amended the relevant section to more thoroughly address your comments and add language consistent with the cited resources.

SEC/King
12/20/10
Page Thirteen

Directors, Executive Officers, Promoters and Control Persons, page 23

31.
We note your disclosure that you are “not engaged in any transactions, either directly or indirectly, with any persons or organizations considered promoters.”  Please tell us what your relationship is with Nevada Business Development Corporation.  Please refer to the definition of “promoter” contained in Rule 405 under the Securities Act of 1933, as amended.  We may have additional comments based on your response.

Response:  A promoter is defined as:

1.	The term promoter includes:

i.	Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

ii.
Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

2.
All persons coming within the definition of promoter in paragraph 1 of this definition may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer.

Mr. Guillermo Pina, the founder of WPS, Inc. has been in the fastener business for well over 30 years.  Mr. Pina believed that the best way to advance his business was by going public.  Mr. Pina contacted Mr. Brumbaugh, whom he has known for approximately 25 years to seek his advice.  Consequently Mr. Pina was introduced to the services of Nevada Business Development Corporation, a Nevada corporation devoted to upstart companies seeking to develop their businesses from the ground up.  However, due to the extensive delay in processing the S-1, the relationship between Mr. Pina and NBDC has been severed.  Mr. Brumbaugh will continue to act as the attorney of record for WPS, Inc.

SEC/King
12/20/10
Page Fourteen

32.
Your disclosure concerning Mr. Pina’s background does not provide sufficient detail to enable an investor to evaluate his professional competence.  Please expand your disclose to address Mr. Pina’s prior business experience.  In doing so, please name the organizations for which he has worked and briefly identify their principal businesses and disclose the nature of Mr. Pina’s responsibilities while working there.  Please refer to Item 401(e) of Regulation S-K.  Given that it does not appear as though Mr. Pina has any prior experience in accounting or financial reporting under the SEC’s regulations and rules, please provide disclosure in appropriate locations, such as the risk factors section, that describes his qualifications to hold the title of Chief Financial Officer and Principal Accounting Officer.

Response:  Regulation S-K Item 401(e) states to “briefly describe the business experience during the past five years of each director, . . . “  We note your comment and have supplemented the background information on Mr. Pina.  Additionally, we had previously placed in the risk factor section that Mr. Pina has no public company experience which we believe was sufficient at the time.  However, in light of your comment we have supplemented that section to say that Mr. Pina has no formal education or practical experience as a Chief Financial Officer or Principal Accounting Officer.

Executive Compensation, page 23

33.
Please revise your executive compensation disclosure to comply with the current requirements of Item 402 of Regulation S-K.  Please note that smaller reporting companies may provide the scaled disclosure in paragraphs (m) through (r) of Item 402 instead of paragraphs (a) through (k) of the item.  In addition to Item 402, you may wish to refer to the following supplementary materials, all of which are available on our website:

-	Securities Act Release No. 8732A

-	Securities Act Release No. 8765; and

-	Compliance and Disclosure Interpretations of the staff of the

Division of Corporation Finance concerning Item 402 of Regulation S-K

Response:  Your comment is duly noted and the Executive Compensation table has been amended accordingly.

Certain Relationships and Related Transactions, page 24

34.	Please disclose the dollar amount of the expenses that Mr. Pina paid on your behalf. Please refer to Item 404(d) of Regulation S-K.

SEC/King
12/20/10
Page Fifteen

Response:  This section was modified to properly reflect the $500.00 in expenses that Mr. Pina paid on behalf of the company.

35.
We note that you are not disclosing any of the transactions involving Mr. Brumbaugh, his law firm or Nevada Business Development Corporation, the company with which he is affiliated.  In this regard, we note that Mr. Brumbaugh is a security holder covered by Item 403(a) of Regulation S-K and that the dollar disclosure threshold applicable to you is the less of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years.  Please tell us your basis for excluding these transactions.  Please be detailed in your response.

Response:  That information was noted elsewhere in the registration document.  It was an oversight that it was not mentioned in this section.  However, due to the extensive delay in processing the S-1, the relationship between Mr. Pina and NBDC has been severed.  Mr. Brumbaugh will continue to act as the attorney of record for WPS, Inc.

Reports to Security Holders, page 24

36.	The address you have listed for the SEC’s Public Reference Room is incorrect. Please use the correct address, which is 100 F. Street, NE, Washington, DC 20549

Response:  Your comment is noted and gratefully acknowledged.  The change has been made accordingly.

Financial Statements Index, page F-1

37.	Please remove reference to the period ended March 31, 2009.

Response:  Your comment is noted, the reference to the period ended March 31, 2009 has been deleted and the index page reformatted accordingly.

Balance Sheet, page F-6

38.	With regard to your audited financial statements for the year ended December 31, 2008, please address the following and revise your documents accordingly:

-
The financial statements for the year ended December 31, 2008 on page F-15 do not agree with the financial statements on page F-6.  In this regard, you show on page F-15 a deficit accumulated during the development stage of  ($2,150) but do not present any activity during this period on page F-7;

SEC/King
12/20/10
Page Sixteen

Response:  The financial statements by the new auditors have been updated, including the December 31, 2009 audit and the review through September 30, 2010.  We believe this addresses your comments.

-
You have capitalized organization costs at December 31, 2008 on page F-6 but do not present organization costs at December 31, 2008 on page F-15.  In this regard, it appears that you have classified the $2,150 of costs as expenses on page F-16.  Please reconcile between the two sets of financial statements presented for the year ended December 31, 2008;

Response:  The financial statements by the new auditors have been updated, including the December 31, 2009 audit and the review through September 30, 2010.  We believe this addresses your comments.

-
Based on your disclosure under the heading Certain Relationships and Related Transactions, it appears that the two million shares issued to Guillermo Pina at par were issued for expenses involved in the start up of the organization and services performed on behalf of WPS.  It is unclear why the cost associated with these services was not recorded in your income statement during 2008.  To the extent these are the costs that you have capitalized as organization costs at December 31, 2008, please tell how this presentation complies with SOP 98-5 that requires costs of start-up activities, including organization costs, be expensed as incurred;

Response:  Response:  The financial statements by the new auditors have been updated, including the December 31, 2009 audit and the review through September 30, 2010.  We believe this addresses your comments.

-
In your note 3 on page F-12, you disclose that you issued 150,000 shares at par value to your legal counsel in exchange for legal services.  It appears that you have capitalized these costs at December 31, 2008 on page F-6.  Please tell us why these costs have not been expensed and cite the authoritative guidance that supports this accounting treatment;

Response:  This was a erroneous entry by the prior auditor. The financial statements by the new auditors have been updated, including the December 31, 2009 audit and the review through September 30, 2010.  We believe this addresses your comments.

-	With regard to the $2,150 capitalized as organizational costs at December 31, 2008 on page F-6, it appears that you have also classified these costs as investing activities and the issuance of shares

SEC/King
12/20/10
Page Seventeen

as a financing activity on your statement of cash flows on page F-9.  Please confirm that these were non-cash transactions and if so, tell us how your classification and presentation complies with paragraphs 32 of SFAS 95.

Response:  The financial statements by the new auditors have been updated, including the December 31, 2009 audit and the review through September 30, 2010.  We believe this addresses your comments.

Cash Flow Statements, page F-9

39.
We note you present cash provided by investing activities of $2,150 and cash provided by financing activities of $2,150 as of December 31, 2008.  If the $2,150 relates to the shares issued to your director and Nevada Business Development Corporation, please tell us whether you received or expended cash related to these transactions.  If not, please tell us how you determined it was appropriate to include these non-cash transactions in investing and financing activities.  Furthermore, based on your disclosure on page F-21 it appears these transactions were non-cash.

Response:  The financial statements by the new auditors have been updated, including the December 31, 2009 audit and the review through September 30, 2010.  We believe this addresses your comments.

Outside Back Cover Page of the Prospectus

40.	Please add the dealer prospectus deliver obligation required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

Response:  We note your comment and have made a change in the registration statement by adding the following language:

“DEALER PROSPECTUS DELIVERY OBLIGATION
Until ____________, 2010 (180 days from the effective date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

SEC/King
12/20/10
Page Eighteen

Part II

Item 13 – Other expenses of Issuance and Distribution, page II-1

41.	Please tell us why you have not included the fees assessed by the states in which you will distribute your securities (i.e., “Blue Sky” filing fees).

Response:  We have added an estimate of the “Blue Sky” filing fees.

Item 16 – Exhibits and Financial Statement Schedules, page II-2

42.	Please file an executed version of the escrow agreement prior to effectiveness.

Response:  There is no escrow account and therefore no escrow agreement.

43.	Please add an exhibit index immediately after the signature page to the registration statements. Please refer to Rule 102(d) of Regulation S-T and Item 601(a)(2) of Regulation S-K.

Response: Your comment is noted and said index has been added accordingly.

Item 17 – Undertakings, page II-3

44.	Please change the reference from “small business issuer” to “registrant.”

Response:  All references from “small business issuer” to “registrant” have been made.

Exhibit 5.1

45.	Please address the legal opinion to the registrant or its board.

Response:  The legal opinion has been amended accordingly.

46.
Please tell us why counsel believes it needs the assumption set forth in clause (d) of its opinion.  It appears as if the information covered by the assumption would be readily ascertainable by counsel.

Response:  The legal opinion has been revised to address your comment.

Exhibit 23

47.	Please file an updated consent from your independent auditor.

SEC/King
12/20/10
Page Nineteen

Response:  The consent for the relevant financial information has been filed.  When the next audit is complete, a consent relevant to that audit will be likewise filed.

It is our hope that the responses in this letter adequately address your concerns and comments.  If any further questions or comments should arise, please feel free to contact me.

Respectfully submitted,

/s/ Guillermo Pina

Guillermo Pina
President